The Chuo Mitsui Trust and Banking Company, Limited
33-1,Shiba 3-chome,Minato-ku,Tokyo 105-8574,Japan
TEL: (03) 5232-3331
TELEX: J26397 SWIFT Address: MTRBJPJT

02 APR -5 AM 8:47

02028263

April 1, 2002

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

The Chuo Mitsui Trust and Banking Company, Limited
Information Furnished Pursuant to
12g3-2(b) Under the Securities Exchange Act of 1934
File No.82-4677

SUPPL

Ladies and Gentlemen:

The Chuo Mitsui Trust and Banking Company, Limited, a bank organized as a joint stock company under the law of Japan (the "Bank"), pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934, as amended (the "Act"), hereby furnishes the following press release documents to the Commission:

Mitsui Asset Trust and Banking Co., Ltd. Attains Credit Rating from Japan Credit Rating Agency, Ltd.

All information and documents submitted herewith are being furnished under Rule 12g3-2(b)(1) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Bank is subject to the Act.

Please acknowledge receipt of this letter by stamping the enclosed copy and returning it.

Yours very truly,

For and on behalf of
The Chuo Mitsui Trust & Banking Co., Ltd.

PROCESSED
APR 19 2002
THOMSON
FINANCIAL

Nobuaki Minei
Manager
Credit Products Department
Phone: 81-3-5232-8629
Facsimile:81-3-5232-8864

March 25, 2002

To whom it may concern:

Mitsui Trust Holdings, Inc.
(Code No. 8309)
Mitsui Asset Trust and Banking Co., Ltd.

Mitsui Asset Trust and Banking Co., Ltd. Attains Credit Rating from Japan Credit Rating Agency, Ltd.

We are pleased to announce that Mitsui Asset Trust and Banking Co., Ltd. was rated as described below by Japan Credit Rating Agency, Ltd., on March 25, 2002:

Long-term senior debt rating: A

Mitsui Asset Trust and Banking Co., Ltd. has already been rated (*1) by Moody's Investors Service Inc. of the United States, meaning that these agencies have highly evaluated the Company's current and future strength as a trust bank concentrating its resources on wholesale trust operations, consisting mainly of pension and securities trust businesses.

(*1) Long-term deposit rating: A3, short-term deposit rating: Prime-1, financial strength rating: C, outlook on ratings: Stable

Mitsui Asset Trust and Banking Co., Ltd., as the industry's largest financial institution, will focus on stable funds from institutional investors, such as pension funds, and employ its sophisticated expertise in terms of both "asset management" and "investors services" of trusted assets to provide highly value-added services that satisfy the needs of its customers.

Specifically, the Company will provide the optimum solutions to institutional customers as their strategic partner, by combining the following services according to the types of inquiries, making the best use of leading-edge IT technologies, such as the Internet and the Web:

(1) Highly advanced consulting services concerning overall retirement benefit obligations;
(2) High-quality asset administration services, such as master trusts;
(3) Refined asset management services, such as index core manager or research-based investment;

Mitsui Asset Trust and Banking Co., Ltd. will strive to exceed its customers' expectations and trust, by maintaining and improving its sound financial standing as well as fulfilling its obligations as a fiduciary.

For inquiries concerning this matter:
Mitsui Trust Holdings, Inc.
Public Relations Group,
Planning and Coordination Department
Phone: 81-3-5445-3500

To: Office of International Corporate Finance
Division of Corporate Finance

Please acknowledge receipt of this news release by stamping your seal on the attached "COPY" and returning it to the following address:

The Chuo Mitsui Trust & Banking Co., Ltd.
Credit Products Department
Attn: Yusuke Hosokawa
33-1, Shiba 3-chome,
Minato-ku, Tokyo 105-8574
JAPAN
Tel: 81-3-5232-8629

When you return it, please call OCS America Inc., Washington D.C. Office (Tel:703-528-4500).

Sincerely yours,
Y. Hosokawa / Credit Products Department